Exhibit 99.1

CNFinance Announces First Quarter 2019

Unaudited Financial Results

GUANGZHOU, China, May 22, 2019 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Operational and Financial Highlights

•	Total loan origination volume[1] was RMB997.6 million (US$148.6 million) during the first quarter of 2019.
•	Total outstanding loan principal[2] was RMB14.4 billion as of March 31, 2019, compared to RMB15.8 billion as of December 31, 2018.
•	Total interest and fees income were RMB892.3 million (US$133.0 million) in the first quarter of 2019, a decrease of 16.2% from RMB1,065.3 million in the same period of 2018.
•	Net income was RMB135.5 million (US$20.2 million) in the first quarter of 2019, a decrease of 31.1% from RMB196.7 million in the same period of 2018.
•	Basic and diluted earnings per ADS were RMB1.98 (US$0.30) and RMB1.80 (US$0.27), respectively, in the first quarter of 2019, compared to RMB3.20 and RMB2.94, respectively, in the same period of 2018.

1 Refers to the total amount of loans CNFinance originated during the relevant period.

2 Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.

“I’m pleased with the operational and financial progress we have made during the quarter despite the challenging industry environment and China’s softening economy,” commented by Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance.

“In order to broaden our customer reach, reduce credit risk and lower customer acquisition costs, we started to develop a new collaboration model. Under such model, we collaborate with sales partners who are dedicated to introduce our company and our loan services to prospective borrowers. The unique feature of this collaboration model is that the sales partners will be required to contribute an amount equal to 20% of the loans issued to the borrowers introduced by them. We began to roll out this model nationwide in the first quarter of 2019. We have signed cooperation agreements with approximately 600 sales partners, 300 of whom have already begun introducing borrowers to our company. Total loan origination volume approached RMB1 billion during the first quarter with over 1,900 transactions. We believe that the development of the collaboration model will offer an effective way for us to lower our credit risk and raise our return on capital. Hence as it continues to expand nationwide, it may help us gain more market share in the future. Furthermore, our sophisticated risk management system and highly-experienced post-loan services team continue to provide effective control of the quality and recovery of our loan portfolio given the current market environment. Our actual loss remains relatively low. I believe that this improvement in our business model will support our long-term sustainable growth and create greater value for our shareholders.”

First Quarter 2019 Financial Results

Total interest and fees income decreased by 16.2% to RMB892.3 million (US$133.0 million) for the first quarter of 2019 from RMB1,065.3 million in the same period of 2018, primarily due to a decrease in the Company’s interest income on loans.

Interest and financing service fee on loans decreased by 16.5% to RMB888.2 million (US$132.3 million) for the first quarter of 2019 from RMB1,063.2 million in the same period of 2018, primarily due to the decrease of the loan origination volume, which is a result of the Company’s strategic focus on ensuring loan quality over loan growth and devoting its resources on the new collaboration model, which is currently at its early stage. This slowed down the loan facilitation and led to a decrease in the interest and financing service fee on loans.

Interest on deposits with banks increased by 95.2% to RMB4.1 million (US$0.6 million) for the first quarter of 2019 from RMB2.1 million in the same period of 2018, primarily due to an increase in the amount of average daily bank deposits in the first quarter of 2019.

Interest and fees expenses decreased by 10.4% to RMB418.6 million (US$62.4 million) for the first quarter of 2019, compared to RMB467.2 million in the same period of 2018, primarily due a general decrease of the loan original volume.

Net interest and fees income was RMB473.7 million (US$70.6million) for the first quarter of 2019, a decrease of 20.8% from RMB598.1 million in the same period of 2018.

Provision for credit losses increased by 20.8% to RMB173.3 million (US$25.8 million) for the first quarter of 2019 from RMB143.5 million in the same period of 2018. The increase was mainly attributable to (a) the increase in outstanding principal of loans delinquent between 61 to 90 days which resulted in an increase in collectively assessed allowances and (b) an increase in the amount of NPLs. “NPL” refers to a loan being delinquent for over 90 days.

Other gains, net increased by 1,337.5% to RMB11.5 million (US$1.7 million) for the first quarter of 2019 from RMB0.8 million in the same period of 2018, primarily attributable to the net gain of RMB8.9 million resulting from the transfer of loans.

Total operating expenses decreased by 23.9% to RMB137.1 million (US$20.4 million) for the first quarter of 2019, compared with RMB180.2 million in the same period of 2018.

Employee compensation and benefits decreased by 51.8% to RMB56.5 million (US$8.4 million) for the first quarter of 2019 from RMB117.1 million in the same period of 2018, primarily due to a decrease in the number of sales personnel with the introduction of the collaboration model, under which borrowers are introduced by the sales partners we collaborate with.

Share-based compensation expense decreased by 59.6% to RMB4.0 million (US$0.6 million) for the first quarter of 2019 from RMB9.9 million in the same period of 2018. According to the Company’s share option plan, approximately 60%, 20% and 20% of the option grants vested during 2017, 2018 and 2019, respectively. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges increased by 42.8% to RMB20.7 million (US$3.1 million) for the first quarter of 2019 from RMB14.5 million in the same period of 2018, primarily due to the non-deductible value added tax (“VAT”) increased from RMB9.3 million in the first quarter of 2018 to RMB15.6 million (US$2.3 million) in the same period in 2019, which was attributable to the “service fee charged to trust plans,” a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” records a 6% VAT on service fees charged to trust plans on the subsidiary level and cannot be recorded as costs on a consolidated basis.

Other expenses increased by 129.1% to RMB45.6 million (US$6.8 million) for the first quarter of 2019 from RMB19.9 million in the same period of 2018, primarily due to (a) an increase in advertising and promotion fee and (b) an increase in litigation expenses as a result of an increase in the amount of NPLs, and the litigations associated therewith in the first quarter of 2019.

Income tax expenses decreased by 42.4% to RMB45.6 million (US$6.8 million) for the first quarter of 2019 from RMB79.2 million in the same period of 2018, primarily due to a combined effect of a decrease in net interest income of RMB124.4 million (US$18.5 million) and a decrease in operating expenses of RMB43.1 million (US$6.4 million) in the first quarter of 2019, resulting in a decrease in income before income taxes.

Net income decreased by 31.1% to RMB135.5 million (US$20.2 million) for the first quarter of 2019 from RMB196.7 million in the same period of 2018.

Basic and diluted earnings per ADS were RMB1.98 (US$0.30) and RMB1.80 (US$0.27), respectively, in the first quarter of 2019, compared to RMB3.20 and RMB2.94, respectively, in the same period of 2018. One ADS represents 20 ordinary shares.

As of March 31, 2019, the Company had cash and cash equivalents of RMB2.0 billion (US$0.3 billion), compared with RMB3.2 billion as of December 31, 2018, including RMB1.1 billion (US$0.2 billion) and RMB2.5 billion from structure funds as of March 31, 2019 and December 31,2018, respectively, which could only be used to grant new loans and activities.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, increased from 7.6% as of December 31, 2018 to 8.2% as of March 31, 2019. The increase in the aggregate delinquency rate was a result of the changing market environment, slower growth of outstanding loan principal and longer collection process.

Business Outlook

For the second quarter of 2019, based on the information available as of the date of this press release, we expect net income to be between RMB100 million and RMB150 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 22, 2019 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on May 29, 2019.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10131583

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2018	March 31, 2019
	RMB	RMB	US$
Assets

Cash and cash equivalents (including RMB2,457,243 and RMB1,050,215 from structure funds as of December 31, 2018 and March 31,2019, respectively, which could only be used to granting new loans and activities)	3,161,658	1,960,338	292,099
Loans principal, interest and financing service fee receivables (net of allowance of RMB863,038 and RMB1,026,999 as of December 31, 2018 and March 31, 2019, respectively)	14,998,286	13,433,499	2,001,654
Available-for-sale investments	682,252	1,096,199	163,339
Property and equipment	19,166	16,570	2,469
Intangible assets and goodwill	4,176	4,047	603
Deferred tax assets	217,615	258,650	38,540
Deposits	178,218	165,801	24,705
Right-of-use asset(1)	-	83,663	12,466
Other assets	93,346	94,047	14,014
Total assets	19,354,717	17,112,814	2,549,889

Liabilities and shareholders' equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	4,213,900	3,263,271	486,243
Other borrowings	11,110,876	9,398,721	1,400,453
Accrued employee benefits	42,179	21,182	3,156
Income tax payable	689,415	711,240	105,978
Deferred tax liabilities	1,306	1,042	155
Lease liability(1)	-	83,663	12,466
Other liabilities	251,486	455,571	67,882
Total liabilities	16,309,162	13,934,690	2,076,333

Ordinary shares	917	917	137
Additional paid-in capital	921,703	925,675	137,930
Retained earnings	2,127,502	2,263,022	337,201
Accumulated other comprehensive losses	(4,567)	(11,490)	(1,712)
Total shareholders' equity	3,045,555	3,178,124	473,556

Total liabilities and shareholders' equity	19,354,717	17,112,814	2,549,889

(1) On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended March 31,
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	1,063,195	888,222	132,349
Interest on deposits with banks	2,138	4,068	606
Total interest and fees income	1,065,333	892,290	132,955

Interest and fees expense	(467,238)	(418,602)	(62,374)
Net interest and fees income	598,095	473,688	70,581
Provision for credit losses	(143,547)	(173,274)	(25,819)
Net interest and fees income after provision for credit losses	454,548	300,414	44,762

Realized gains on sales of investments, net	710	6,311	940
Other gains, net	843	11,547	1,721
Total non-interest revenue	1,553	17,858	2,661

Operating expenses
Employee compensation and benefits	(117,114)	(56,470)	(8,414)
Share-based compensation expense	(9,929)	(3,972)	(592)
Taxes and surcharges	(14,512)	(20,704)	(3,085)
Operating lease cost	(14,056)	(10,361)	(1,544)
Offering expenses	(4,660)	-	-
Other expenses	(19,908)	(45,606)	(6,795)
Total operating expenses	(180,179)	(137,113)	(20,430)

Income before income tax	275,922	181,159	26,993
Income tax expense	(79,176)	(45,638)	(6,800)
Net income	196,746	135,521	20,193

Earnings per share
Basic	0.16	0.10	0.01
Diluted	0.15	0.09	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	3.20	1.98	0.30
Diluted	2.94	1.80	0.27

Other comprehensive income
Net unrealized gains on available-for-sale investments	36	(790)	(118)
Foreign currency translation adjustment	27	(6,133)	(914)
Comprehensive income	196,809	128,598	19,161